

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

July 20, 2009

By U.S. Mail

C. Geoffrey Hampson
Chief Executive Officer
Live Current Media Inc.
375 Water Street, Suite 645
Vancouver, British Columbia V6B5C6, Canada

> **Re: Live Current Media Inc.**
> **Item 4.02 Form 8-K**
> **Filed June 24, 2009**
> **Item 4.02 Form 8-K/A**
> **Filed July 17, 2009**
> **File No. 0-29929**

Dear Mr. Hampson:

We have completed our review of your Forms 8-K and 8-K/A and have no further comments at this time.

Sincerely,

Andrew Mew
Accounting Branch Chief